
August 5, 2020

Craig D. Fischer
Chief Financial Officer
Hemisphere Media Group, Inc.
4000 Ponce de Leon Boulevard
Suite 650
Coral Gables, FL 33146

Re: Hemisphere Media Group, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed March 9, 2020
File No. 001-35886

Dear Mr. Fischer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 7. Equity Investments, page F-26

1. Considering that you hold variable interests in certain VIEs but are not their respective primary beneficiary, please disclose the methodology for your determination, including significant judgments and assumptions, as well as other required information pursuant to ASC 810-10-50-5A and advise us in detail.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (2002) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology